FULBRIGHT & JAWORSKI L.L.P.

A REGISTERED LIMITED LIABILITY PARTNERSHIP
666 FIFTH AVENUE, 31ST FLOOR
NEW YORK, NEW YORK 10103-3198
WWW.FULBRIGHT.COM

JOHANNES K. GÄBEL
PARTNER
JGABEL@FULBRIGHT.COM

DIRECT DIAL: (212) 318-3072
TELEPHONE: (212) 318-3000
FACSIMILE: (212) 318-3400
[redacted]

May 10, 2007

07023619

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Flughafen Wien AG/ Vienna International Airport (the "Company")
File No. 82-3907

Dear Madam or Sir:

Subsequent to our last submission, enclosed please find a press release of the Company.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

PROCESSED
MAY 2 1 2007
THOMSON
FINANCIAL

Enclosure

dlw 5/18

FILE NO. 82-3907

Open for new horizons.

Vienna International Airport

Vienna International Airport: 8.9% increase in passengers during April
Strong growth of 26.5% in travel to Eastern Europe

Vienna International Airport also recorded sound results for April with strong growth in all traffic segments. In comparison to April 2006, the number of passengers increased 8.9% to 1,528,021. Flight movements rose by 6.2% and maximum take-off weight (MTOW) by 7.0%. In addition, an increase of 6.9% was recorded in transfers.

Excellent development in travel to Eastern Europe
The positive trend in the development of passenger traffic (scheduled + charter flights) to Eastern Europe also continued into April 2007 with a plus of 26.5%. Good results were also recorded in Europe with an increase of 11.0% and in the Near East with growth of 9.7%.

The number of passengers handled by Vienna International Airport during the first four months of 2007 rose by 9.2% to 5,219,436. In addition, transfers increased 11.3% during this time period. Growth of 5.1% was recorded in maximum take-off weight (MTOW), 4.7% in flight movements and 0.8% in cargo.

Results in Detail

	April 2007	Change in %	January to April 2007	Change in %
Passengers:	1,528,021	+8.9	5,219,436	+9.2
Transfer passengers:	504,564	+6.9	1,826,728	+11.3
Maximum take off weight (in tonnes):	591,325	+7.0	2,170,276	+5.1
Flight movements (arrival + departure):	20,488	+6.2	76,970	+4.7
Cargo in tonnes (air cargo and trucking):	22,946	+1.4	85,916	+0.8

For additional information contact: Michael Kochwalter (+43-1-) 7007-22300
Brigitta Pongratz (+43-1-) 7007 23000

22/07 ... KA/EK ... 10. Mai 2007

END